SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated June 8, 2005

Commission File Number: 0-31376

MILLEA HOLDINGS, INC.

(Translation of Registrant’s name into English)

Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku

Tokyo 100-0004, Japan

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the Registrant by furnishing

the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

Table of Documents Submitted

Item
1.	Corrections to the FY2005 Business Plan of Millea Holdings, Inc., dated May 27, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABUSHIKI KAISHA MILLEA HOLDINGS
(Millea Holdings, Inc.)

June 8, 2005	By:	/s/ TETSUYA UNNO
General Manager of Corporate Legal
and Risk Management Department

Item 1

(English translation)

June 8, 2005

Millea Holdings, Inc.

5-1 Otemachi 1-chome, Chiyoda-ku, Tokyo

President: Kunio Ishihara

TSE code number: 8766

Corrections to the FY2005 Business Plan of Millea Holdings, Inc., dated May 27, 2005.

Millea Holdings, Inc. announced today corrections to the FY2005 Business Plan of Millea Holdings, Inc., which was originally released on May 27, 2005.

The following corrections were made to Section 2, “Domestic life insurance business” in Appendix 1, “Business performance indices for major business segments”:

In the table showing the indices for the life insurance subsidiaries, the figure for “Annualized premiums for new policies” in the column “FY2004 (actual)” was originally presented as “59.1” but was corrected to read “58.3”, and the figure for Tokio Marine & Nichido Financial Life in the column “FY2004 (actual)” was originally presented as “4.4” but was corrected to read “3.6”.

For further information, please contact:

Mitsuru Muraki

Group Leader

Corporate Communications and Investor Relations Group

Corporate Planning Dept.

Millea Holdings, Inc.

Phone: 03-6212-3341